The Dreyfus Fund Incorporated
Statement of Investments
March 31, 2005 (Unaudited)

Common Stock-96.7%	Shares	Value($)
Consumer Discretionary-11.8%		
Bed Bath & Beyond	256,000 [a]	9,354,240
Carnival	139,000	7,201,590
Comcast, Cl. A	310,000 [a]	10,471,800
Disney (Walt)	535,000	15,370,550
eBay	178,000	6,632,280
Federated Department Stores	108,000	6,873,120
Hilton Hotels	357,000	7,978,950
Home Depot	351,000	13,422,240
International Game Technology	277,000	7,384,820
Kohl's	272,000 [a]	14,043,360
Liberty Media	847,000 [a]	8,783,390
News, Cl. A	536,000	9,069,120
Nordstrom	205,000	11,352,900
SK Equity Fund, L..P.	3.897 [d]	8,062,068
Target	122,000	6,102,440
Time Warner	1,050,000	18,427,500
Viacom, Cl. B	225,000	7,836,750
		168,367,118
Consumer Staples-11.2%		
Altria Group	386,000	25,240,540
Coca-Cola	218,000	9,084,060
Dean Foods	302,000 [a]	10,358,600
Estee Lauder Cos., Cl. A	246,000	11,065,080
General Mills	144,000	7,077,600
Gillette	178,000	8,985,440
PepsiCo	482,000	25,560,460
Procter & Gamble	536,000	28,408,000
Wal-Mart Stores	511,000	25,606,210
Walgreen	185,000	8,217,700
		159,603,690
Energy-9.5%		
Baker Hughes	130,000 [b]	5,783,700
ChevronTexaco	330,000	19,242,300
ConocoPhillips	90,000	9,705,600
Devon Energy	220,000	10,505,000
Exxon Mobil	944,500	56,292,200
Halliburton	118,000	5,103,500
Occidental Petroleum	100,000	7,117,000
Petroleo Brasileiro, ADR	160,000	7,068,800
Schlumberger	100,000	7,048,000
Transocean	150,000	7,719,000
		135,585,100

Finance-17.2%

American Express	215,000	11,044,550
American International Group	420,000	23,272,200
Bank of America	400,000	17,640,000
Bank of New York	520,000	15,106,000
Capital One Financial	170,000	12,710,900
CIT Group	291,000	11,058,000
Citigroup	608,000	27,323,520
Countrywide Financial	450,000	14,607,000
Doral Financial	205,000	4,487,450
Federal Home Loan Association	235,000	14,852,000
Federal National Mortgage Association	155,000	8,439,750
Fifth Third Bancorp	95,000	4,083,100
Goldman Sachs Group	100,000	10,999,000
Hibernia, Cl. A	125,000	4,001,250
J.P. Morgan Chase & Co.	353,800	12,241,480
MBNA	305,800	7,507,390
Merrill Lynch	265,000	14,999,000
Morgan Stanley	240,000	13,740,000
State Street	145,000	6,339,400
Wells Fargo	175,000	10,465,000
		244,916,990

Health Care-12.9%

Abbott Laboratories	318,000	14,825,160
Amgen	88,500 [a]	5,151,585
Boston Scientific	214,000 [a]	6,268,060
Cardinal Health	101,000	5,635,800
Galen Partners II, L.P. (Units)	1.798 [d]	1,042,396
Genzyme	135,000 [a]	7,727,400
Gilead Sciences	202,000 [a]	7,231,600
HCA	98,000	5,249,860
Johnson & Johnson	454,000	30,490,640
Lilly (Eli) & Co.	86,800	4,522,280
Medtronic	156,000	7,948,200
Merck & Co.	258,000	8,351,460
Novartis, ADR	168,000	7,859,040
PacifiCare Health Systems	72,000 [a]	4,098,240
Pfizer	1,007,000	26,453,890
Schering-Plough	428,000	7,768,200
St. Jude Medical	219,000 [a]	7,884,000
UnitedHealth Group	97,000	9,251,860
WellPoint	61,000 [a]	7,646,350
Zimmer Holdings	93,000 [a]	7,236,330
		182,642,351

Industrials-11.0%

Apollo Group, Cl. A	85,000 [a]	6,295,100
Caterpillar	116,000	10,607,040
Danaher	114,000	6,088,740
Deere & Co.	105,000	7,048,650

General Electric	1,570,000	56,614,200
Ingersoll-Rand, Cl. A	100,000	7,965,000
Norfolk Southern	250,000	9,262,500
Southwest Airlines	500,000	7,120,000
Tyco International	285,000	9,633,000
3M	135,000	11,568,150
United Parcel Service, Cl. B	195,000	14,184,300
United Technologies	105,000	10,674,300
		157,060,980

Information Technology-14.7%

Accenture	306,600 [a]	7,404,390
Adobe Systems	105,000	7,052,850
Altera	181,000 [a]	3,580,180
Automatic Data Processing	325,000	14,608,750
Cisco Systems	969,003 [a]	17,335,464
Dell	254,000 [a]	9,758,680
EMC	1,038,000 [a]	12,788,160
Intel	983,000	22,835,090
International Business Machines	232,000	21,200,160
Linear Technology	186,000	7,125,660
Microchip Technology	233,000	6,060,330
Microsoft	1,382,000	33,402,940
Network Appliance	325,000 [a]	8,989,500
Oracle	721,800 [a]	9,008,064
QUALCOMM	263,000 [a]	9,638,950
Texas Instruments	281,000	7,162,690
Yahoo!	314,000 [a]	10,644,600
		208,596,458

Materials-3.0%

Air Products & Chemicals	100,000	6,329,000
Barrick Gold	321,000 [b]	7,691,160
BHP Billiton, ADR	300,000	8,394,000
du Pont (E.I.) de Nemours	225,000	11,529,000
Rio Tinto, ADR	65,000	8,433,750
		42,376,910

Telecommunication Services-2.5%

BellSouth	264,400	6,951,076
SBC Communications	238,288	5,645,043
Sprint (FON Group)	315,500	7,177,625
Verizon Communications	447,000	15,868,500
		35,642,244

Utilities-2.9%

Consolidated Edison	170,000	7,170,600
Dominion Resources	116,000	8,633,880
Exelon	189,000	8,673,210
FPL Group	222,000	8,913,300
Southern	250,000	7,957,500
		41,348,490

Total Common Stocks
  (cost $1,116,262,190) **1,376,140,331**

Other Investments-3.2%	Shares	Value($)
Registered Investment Companies:		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $46,159,000)	46,159,000 *c*	**46,159,000**

Investment of Cash Collateral for Securities Loaned-.1%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $577,600)	577,600 *c*	**577,600**

Total Investments (cost $1,162,998,790)	**100.0%**	**1,422,876,931**
Cash and Receivables (Net)	**0.0%**	**167,313**
Net Assets	**100.0%**	**1,423,044,244**

ADR-American Depositary Receipts.

[a] *Non-income producing.*

[b] *All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $583,505 and the total market value of the collateral held by the fund is $577,600.*

[c] *Investments in affiliated money market mutual funds.*

[d] *Securities restricted as to public resale. Investment in restricted securities with aggregate market value of $9,104,464. representing approximately .64% of net assets (see below).*

e *Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*

Issuer	Acquisition Date	Purchase Price($)*	Assets (%)	Valuation($)**
Galen Partners II, L.P. (Units)	1/28/93 - 1/3/97	579,753	.07	579,753 per unit
SK Equity Fund, L.P. (Units)	2/6/92 -10/30/96	1,070,362	0.57	2,068,788 per unit

*Average cost.

** The valuation of these securities has been determined in good faith under the direction of the Board of Directors.